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August 16, 2023

Division of Corporation Finance Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TD Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2022 Filed March 10, 2023 SEC File No.: 001-36055

Dear Sir/Madam,

On behalf of TD Holdings, Inc. (the “Company”), we set forth below responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated as of August 8, 2023 with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2022 (File No. 001-36055) filed with the Commission on March 10, 2023 (the “2022 Form 10-K”).

In response to the Staff’s comment, we respectively note that Item 101(g) of Regulation S-K does not apply to the Company as it is not a foreign private issuer. However, we note that the Company has indicated in its response to the Staff’s initial comment letter that it intends to add in its future filings certain disclosure that should be materially consistent with the substance of Item 101(g).

Thank you for your consideration in reviewing the above responses. If you have any questions or wish to discuss any aspect of the 2022 Form 10-K, please contact the undersigned at markli@magstonelaw.com.

Very truly yours,

/s/ Yue (Mark) Li
Yue (Mark) Li